3280 PEACHTREE ROAD
SUITE 2670
ATLANTA, GA 30305
(404) 419-2670

May 18, 2012

Via EDGAR and FEDEX

Ms. Mellissa Campbell Duru
Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	J. Alexander’s Corporation
Preliminary Proxy Statement on Schedule 14A
Filed by Privet Fund LP, Privet Fund Management LLC, Ryan Levenson,
Ben Rosenzweig and Todd Diener
Filed May 3, 2012
File No. 001-08766

Dear Ms. Duru:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the Preliminary Schedule 14A filed on May 3, 2012, filed by Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, Ben Rosenzweig, and Todd Diener (collectively, “ The Committee to Strengthen J. Alexander’s” or the “Committee”) with respect to the 2012 annual meeting of shareholders (the “2012 Annual Meeting”) of J. Alexander’s Corporation (the “Company”).  The Staff’s comments were provided to Ben Rosenzweig via email on May 11, 2012.

This letter and the accompanying revised Preliminary Proxy Statement (the “Preliminary Proxy Statement”) are being filed with the SEC electronically today.  In addition to the electronic filing, we are delivering via Federal Express a hard copy of this letter, along with two courtesy copies of the Preliminary Proxy Statement marked to indicate changes from the original Preliminary Proxy Statement.  For the convenience of the Staff, each of the Staff's comments is reproduced in bold type face and is followed by the corresponding response of the Committee.  Capitalized terms not otherwise defined herein are used as defined in the Preliminary Proxy Statement.

General

1.	Please fill in all blanks and confirm bracketed information. In this regard, please confirm the total number and identity of the nominees that you intend to nominate to the Board.

The Committee respectfully notes the Staff’s comment and will fill in all blanks and confirm all bracketed information in the Preliminary Proxy Statement and include information as of the most reasonably practicable date prior to the filing of the definitive proxy statement.  The Committee will confirm the total number and identity of the Nominees that it intends to nominate to the Board promptly following the Company’s announcement of the total number of directors to be elected at the Annual Meeting, and in any event prior to the filing of the Committee’s definitive proxy statement.  At this time, the Committee confirms that it does not intend to nominate more than the two Nominees named in the Preliminary Proxy Statement.

2.	Please remove disclosure on the second page of the proxy statement that sets forth a prediction regarding the possibility that Mr. Stout will not be elected. Refer generally to Note (d) to Rule 14a-9.

We have revised the referenced language to remove any prediction regarding the possibility that Mr. Stout will not be elected and instead simply state the historical voting results published by the Company.

3.
Further to our comment above. Please explain the disclosure regarding your nominees plans to support an expansion of the Board. Have your nominees committed to, or otherwise agreed with, any of the participants regarding any specific actions they will take if elected, including but not limited to expanding the current board and/or specific appointments they will make to the Board? Refer to Item 5(b) of Schedule 14A. We may have further comment.

We confirm that our Nominees have not committed to or otherwise agreed with any of the participants regarding any specific actions that they will take if elected other than (1) in the event that Mr. Stout is not re-elected, proposing that the size of the board be increased by one member and that Mr. Stout be appointed to fill the vacancy created thereby, and (2) the plans and actions described at page 17 in response to comment 8.

4.
Your disclosure implies a link between the possible failure of Mr. Stout to be re-elected and a decision by the Board to expand the board to ensure “continuity”. If two of your nominees receive the plurality of the votes cast, continuity is seemingly assured given that there are 2 remaining board seats that would be filled by the company’s nominees who received the plurality of votes cast (assuming such company nominees do not resign and agree to serve if your nominees are elected). Please revise or advise.

We have revised the referenced disclosure to focus on the potential benefit of having the Chief Executive Officer continue to serve on the Board.

The Company’s Stock Price Has Significantly Underperformed…, page 8

5.
Refer to footnote 4 to the table presented on page 8. Please revise to explain in greater detail why the participants believe the peer group chosen is appropriate. We note the focus for comparison appears to be whether a restaurant has been a public company for a particular duration but no mention is made regarding similarities, if any, in the scale of restaurant, locale, clientele, etc.

We have revised footnote 4 to provide for a defined “peer group” as chosen by the Committee based on restaurant companies that offer similar services, a similar price point, maintain a similar geographic footprint, produce similar average unit sales volume to J. Alexander’s and, like J. Alexander’s, are publicly traded.  This analysis yielded five publicly traded companies and six competitors (Bravo Brio Restaurant Group is one public company, yet contains two restaurant brands that each individually compete with J. Alexander’s).

6.
Similar to the disclosure provided in footnote 4, please revise to clarify throughout the proxy statement whether the company has identified the restaurants to which you make comparisons as its “competitors”.

We have revised footnote 4 to provide for a defined “peer group” as chosen by the Committee and noted that the Company does not list a formal peer group in its filings and, accordingly, has not formally identified the restaurants in the Committee’s defined peer group as competitors.

7.
Please supplementally provide further basis for the statements made on pages 9-12 as indicated in footnotes 6-9, and footnotes 11-13. Please provide sufficient pages of information from the documents referenced in these materials so that we can assess the context of the information upon which you rely. Please mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

We are supplementally providing the requested information to you under separate cover.

Our Nominees have the relevant experience…, page 16

8.	Please outline any specific plans and/or steps the nominees plan on taking to address each of the concerns listed under this heading. If there are no specific plans, revise to state this fact.

We note the Staff’s comment and have added disclosure at page 17 to address the Nominees’ general plans and steps the Nominees currently plan to pursue in furtherance of such plans, and to expressly confirm that the Nominees have no other specific plans.

9.
Please explain whether the participants are committed to pursuing plans with respect to board expansion as outlined in the April 25th settlement proposal or have any other plans with respect to increasing their board representation if their nominees are elected.

We confirm that the participants are not pursuing the board expansion outlined in the April 25th proposal and have no current plans with respect to increasing their board representation if the Nominees are elected.  The April 25th proposal was presented and intended solely as a settlement proposal to avoid a proxy fight.

Proposal No. 1, page 17

10.
You have reserved the right to vote for unidentified substitute nominees. Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We acknowledge the Staff’s comment and confirm that if the Committee identifies or intends to nominate substitute nominees before the 2012 Annual Meeting, the Committee will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(a) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 20

11.
You disclose your intention to vote shares represented by properly executed GOLD proxy cards for Company nominee, Lonnie Stout. Please refer to the restrictions on proxy authority referenced in Rule 14a-4(d). We note that Rule 14a-4(d)(1) states that a proxy shall not confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement. Mr. Stout does not appear to be your bonafide nominee. Moreover, you acknowledge that the number of persons you are nominating to the board render you ineligible to rely on the “short-slate” provisions of Rule 14a-4(d) to solicit for the authority to vote for the company nominees. Accordingly, please revise your proxy statement throughout to remove the suggestion that you have such authority.

We acknowledge the bona fide nominee rule under Rule 14a-4(d).  We have revised the referenced language at page 21 and elsewhere to clarify that the Nominees intend to vote their own shares for the election of Mr. Stout, but that properly executed GOLD  proxy cards will not be voted for Mr. Stout.

Solicitation of Proxies, page 22

12.           Please disclose the information required by Item 4(b)(4) of Schedule 14A.

The Committee respectfully notes the Staff’s comment and will fill in all banks in the Preliminary Proxy Statement as required by Item 4(b)(4) of Schedule 14A as of the most reasonably practicable date prior to filing the definitive proxy statement.

13.
We note that you plan on soliciting proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, telegraph, internet, facsimile or otherwise must be filed under the cover of Schedule 14A.

14.
Further to our comment above, please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for such online communications.

The Committee does not plan to solicit proxies via internet chat rooms.

Incorporation by Reference, page 25

15.
You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying on Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We acknowledge the Staff’s comment regarding the use of Rule 14a-5(c).  The Committee currently intends to mail its definitive proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.  Accordingly, if the Committee decides to disseminate its definitive proxy statement prior to the distribution of the Company’s definitive proxy statement, the Committee will undertake to provide the omitted information to shareholders at such time as such information is available.

Schedule I

16.	Please include information as of the most reasonable practicable date. For example, as may be appropriate, revise to update information required by Item 5(b)(iv) of Schedule 14A.

The Preliminary Proxy Statement has been updated to include all information as of the most reasonable practicable date, including the amount of each class of the Company’s securities that each member of the Committee owns beneficially, directly or indirectly.

Proxy Card

17.	Please revise the form of proxy to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

We have revised the form of proxy and ESOP Participant Voting Instruction Form to clearly mark them as preliminary copies.

Each of the undersigned participants acknowledge that (i) the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the participant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any additional comments or questions, please contact our counsel Rick Miller of Bryan Cave LLP at (404) 572-6787 or rick.miller@bryancave.com.

Sincerely,

PRIVET FUND LP

By: Privet Fund Management LLC,
Managing Partner

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

/s/ Todd Diener
Todd Diener

cc:           Rick Miller, Esq.
Eliot Robinson, Esq.
Bryan Cave LLP